Form 51-102F3
Material Change Report

Item 1.	Name and Address of Reporting Issuer
Alderon Iron Ore Corp. (the “Corporation” or Alderon”) Suite 1240, 1140 West Pender Street Vancouver, B.C., V6C 4G1

Item 2.	Date of Material Change
September 4, 2012
Item 3.	News Release
A press release announcing the material change referred to in this report was issued through Marketwire on September 4, 2012, and a copy is filed on SEDAR.
Item 4.	Summary of Material Change

The Corporation announced that it has closed the Alderon common share (“Common Share”) subscription component of the previously announced transaction with Hebei Iron & Steel Group Co., Ltd. (“Hebei”). Pursuant to the terms of the subscription agreement (as amended), Hebei has acquired 25,858,889 Common Shares at a price of C$2.41 per Common Share for gross proceeds to the Company of approximately C$62.3 million, representing 19.9% of the issued and outstanding Common Shares.  Alderon and Hebei have also executed the remaining definitive agreements, including the Investor Rights Agreement, the Off Take Agreement and the agreements required to form and operate the limited partnership that will own the Kami iron ore project.

Concurrent with the Hebei closing, Liberty Metals & Mining Holdings, LLC (“LMM”), a subsidiary of Liberty Mutual Insurance, has acquired 3,816,181 Common Shares at a price of C$2.41 per Common Share for gross proceeds to the
Company of approximately C$9.2 million, allowing LMM to maintain its relative proportionate interest in Alderon. Also concurrent with the Hebei closing, Alderon is repaying the $10.5 million bridge loan previously advanced by LMM.

Item 5.1	Full Description of Material Change
For a full description of the material change, please see the news release attached as Schedule “A” to this Material Change Report.
Item 5.2	Disclosure for Restructuring Transactions
Not Applicable.
Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7.	Omitted Information
No information has been omitted on the basis that it is confidential information.
Item 8.	Executive Officer
The name and business telephone number of an officer who is knowledgeable about the material change and this report is as follows:
Mark J. Morabito, Executive Chairman Phone: (604) 681-8030 Fax: (604) 681-8039
Item 9.	Date of Report
September 14, 2012

SCHEDULE “A”

NEWS RELEASE

Alderon Closes Common Share Subscription with Hebei Iron & Steel Group

September 4, 2012	(TSX: ADV) (NYSE MKT: AXX)

Alderon Iron Ore Corp. (TSX: ADV) (NYSE MKT: AXX) (“Alderon” or the “Company”) is pleased to announce that it has closed the Alderon common share (“Common Share”) subscription component of the previously announced transaction with Hebei Iron & Steel Group Co., Ltd. (“Hebei”). Pursuant to the terms of the subscription agreement (as amended) (the “Subscription Agreement”), Hebei has acquired 25,858,889 Common Shares at a price of C$2.41 per Common Share for gross proceeds to the Company of approximately C$62.3 million, representing 19.9% of the issued and outstanding Common Shares. Alderon and Hebei have also executed the remaining definitive agreements, including the Investor Rights Agreement, the Off Take Agreement and the agreements required to form and operate the limited partnership that will own the Kami iron ore project (the “Kami Project”).

Concurrent with the Hebei closing, Liberty Metals & Mining Holdings, LLC (“LMM”), a subsidiary of Liberty Mutual Insurance, has acquired 3,816,181 Common Shares at a price of C$2.41 per Common Share for gross proceeds to the Company of approximately C$9.2 million, allowing LMM to maintain its relative proportionate interest in Alderon. Also concurrent with the Hebei closing, Alderon is repaying the $10.5 million bridge loan previously advanced by LMM.

Mark Morabito, Executive Chairman of Alderon, said “The closing of the private placement component of Hebei’s strategic investment in Alderon and its Kami Project is a major milestone for both parties. One of Alderon’s next milestones will be the completion of its Feasibility Study, which is expected in Q4 2012. Once Alderon delivers to Hebei a Feasibility Study that meets the required criteria, Hebei will contribute the remainder of its C$182.2 million investment. I would also like to acknowledge and thank Liberty for its continued support of Alderon.”

Hebei’s initial investment in Alderon and the Kami Project will total C$182.2 million. Pursuant to the terms of the definitive agreements, within 15 business days of Hebei receiving a feasibility study that meets certain criteria, Hebei will contribute the remaining C$119.9 million of the initial investment and Alderon will contribute the Kami Project and relevant properties to the newly formed limited partnership which is owned as to 25% by Hebei and 75% by Alderon.

Other transaction highlights include:

•	Hebei agrees to use its best efforts to assist in obtaining project debt financing for the Kami Project from financial institutions, including Chinese banks.
•
Alderon and Hebei will be required to contribute to capital expenditures for the development of the Kami Project not covered by initial capital contributions and project debt financing, in accordance with their respective interests.

•
Upon Hebei's acquisition of its 25% interest in the Kami Project, it will be obligated to purchase upon the commencement of commercial production, 60% of the actual annual production from the Kami Project up to a maximum of 4.8 million tonnes of the first 8.0 million tonnes of iron ore concentrate produced annually at the Kami Project. The price paid by Hebei will be based on the monthly average price per DMT for iron ore sinter feed fines quoted by Platts Iron Ore Index (including additional quoted premium for iron content greater than 62%) (“Platts Price”), less a discount equal to 5% of such quoted price. Hebei will also have the option to purchase additional tonnage at a price equal to the Platts Price, without any such discount.

•	Hebei has agreed to co-operate with Alderon in its efforts to attract additional off-take partners in respect of the annual production from the Kami Project that has not been committed to Hebei.
•
Alderon will be the manager of the Kami Project and will receive a fixed annual management fee during the construction period of the project. Once the Kami Project has reached commercial production, Alderon will receive a management fee on a per tonne of iron ore concentrate basis.

•
The entire C$182.2 million of investment proceeds from Hebei will be used for the exploration and development of the Kami Project, the repayment of the $10.5 million bridge loan from LMM and other relevant corporate expenses of Alderon.

•	Alderon has granted Hebei a pre-emptive right to maintain its interest in Alderon in certain circumstances.

As a term of the transaction, Hebei was entitled to nominate two directors to the Board of Alderon. Hebei has nominated Ms. Zheng Liangjun and Mr. Tian Zejun and they have been appointed to the Board of Alderon. The Board would like to welcome the new directors and looks forward to a long term and successful partnership.

Ms. Zheng, B.Eng., M.Eng., MBA, brings 21 years of international trade and investment experience to Alderon. Ms. Zheng was Deputy General Manager of Handan Iron and Steel Group Import & Export Co., Ltd., a subsidiary of Hebei from 2006 to 2008. Since 2009, she has been with Hebei Iron and Steel Group International Trade Corporation, also a subsidiary of Hebei. In 2011, she became Deputy General Manager of Hebei Iron and Steel Group International Trade Corporation, responsible for overseas investment and projects as well as equipment imports. Ms. Zheng received the title of Senior Engineer in 1999 and holds a Bachelor of Engineering degree from Hebei University of Technology, a Masters Degree from Wuhan University of Science and Technology and a Masters of Business Administration from Beijing Jiaotong University.

Mr. Tian, B.Eng., MBA, has 24 years of experience in mining, geological and metallurgical technology and management. Since 2010, Mr. Tian has been Deputy General Manager of Hebei Iron and Steel Group Mining Co., Ltd and General Manager of Laiyuan Non-ferrous Metals Co., Ltd., each a subsidiary of Hebei. Mr. Tian has served as a Standing Committee member and Deputy Secretary of Laiyuan County in Hebei province since 2009. Mr. Tian received the title of Senior Engineer in 1997 and holds a Bachelor of Mining Engineering degree from Xi’an University of Architecture and Technology and a Masters of Business Administration from the University of Texas at Arlington.

Stepping aside from the Alderon Board to allow for the appointment of the Hebei nominees is Mr. Stan Bharti. Mr. Bharti was one of Alderon’s founding directors and he has been instrumental in attracting the necessary capital to support its development. Mr. Bharti, through Forbes & Manhattan, Inc., will continue to advise Alderon on a consulting basis and Alderon will retain the benefits of his experience and expertise. The Board would like to acknowledge and thank Mr. Bharti for his significant contributions to the Company’s development to date.

About Alderon

Alderon is a leading iron ore development company in Canada with offices in Vancouver, Toronto, Montreal, Labrador City and St. John’s.  Alderon’s Kami Project is located within Canada’s premier iron ore district and is surrounded by four producing iron ore mines.  The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production.

For more information on Alderon, please visit our website at www.alderonironore.com.

ALDERON IRON ORE CORP.
On behalf of the Board

"Mark J Morabito"
Executive Chairman

Montreal Office	St. John’s Office	Labrador City	Toronto Office	Vancouver Office
T: 514-281-9434	T: 709-576-5607	T: 709-944-4820	T: 416-309-2138	T: 604-681-8030
F: 514-281-5048	F: 709-576-7541	F: 709-944-4827	F: 416-861-8165	F: 604-681-8039

E: info@alderonironore.com
www.alderonironore.com

For Investor Relations, please call:
Konstantine Tsakumis
1-866-683-8030 ext. 232

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" concerning anticipated developments and events that may occur in the future. Forward looking information contained in this news release includes, but is not limited to, statements with respect to (i) the closing of the Kami Project investment component of the Hebei transaction; (ii) the use of proceeds from the Hebei transaction; (iii) the funding by Hebei of costs of developing the Kami Project; (iv) the timing of the feasibility study;(v) the terms of the off-take agreement with Hebei; and (vi) Alderon’s ability to finance the capital required to develop the Kami Project.

In certain cases, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this news release is based on certain factors and assumptions regarding, among other things, receipt of governmental and other approvals, the estimation of mineral resources, the realization of resource estimates, iron ore and other metal prices, the timing and amount of future exploration and development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs, the availability of necessary financing and materials to continue to explore and develop the Kami Property in the short and long-term, the progress of exploration and development activities, the receipt of necessary regulatory approvals, the completion of the environmental assessment process, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks inherent in the exploration and development of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not commence at the Kami Property, risks relating to variations in mineral resources, grade or recovery rates resulting from current exploration and development activities, risks relating to the ability to access rail transportation, sources of power and port facilities, risks relating to changes in iron ore prices and the worldwide demand for and supply of iron ore and related products, risks related to increased competition in the market for iron ore and related products and in the mining industry generally, risks related to current global financial conditions, uncertainties inherent in the estimation of mineral resources, access and supply risks, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the development process, regulatory risks, including risks relating to the acquisition of the necessary licenses and permits, financing, capitalization and liquidity risks, including the risk that the financing necessary to fund the exploration and development activities at the Kami Property may not be available on satisfactory terms, or at all, risks related to disputes concerning property titles and interest, risks related to disputes with Aboriginal groups, environmental risks and the additional risks identified in the “Risk Factors” section of the Company’s Annual Information Form for the most recently completed financial year or other reports and filings with applicable Canadian securities regulators.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this news release. Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.